Exhibit 99.1

SIGMA LITHIUM ANNOUNCES ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS AND UPCOMING CONFERENCE
PARTICIPATION

VANCOUVER, CANADA -- (May 11, 2022) - SIGMA Lithium Corporation ("Sigma Lithium" or the "Company") (NASDAQ: SGML, TSXV: SGML) dedicated to powering the next generation of electric vehicles with environmentally sustainable and high-purity lithium, is pleased to announce that its upcoming Annual and Special Meeting of shareholders (“AGM”) to be held virtually on Thursday June 30, 2022 at 11:00 a.m. Eastern Time.

Additionally, the members of The Company’s senior management team led by the Co-CEO, Ana Cabral-Gardner will be participating in person and will be available for one-on-ones at the following conferences:

•	Itaú BBA LatAm CEO Conference on May 12 in New York, NY

•	Canaccord Genuity Global Metals and Mining Conference from May 15-17 in Palm Desert, CA

•	Bank of America 2022 Global Metals, Mining and Steel Conference from May 17-19 in Miami Beach, FL

“2022 is a critical year for Sigma with key milestones to be achieved, as we progress our Grota do Cirilio lithium project into production, finalize the feasibility study for Phase 2 and further expand the production potential by completing a preliminary economic assessment of Phase 3”, commented Ana Cabral-Gardner, Sigma Lithium Co-CEO and Co-Chairperson. “As such we are strengthening the intensity and frequency of our dialogue with investors and increasing communication of our progress, reinvigorating our IR efforts with at these important industry events, hosted by Bank of America, Canaccord Genuity and Itaú BBA”.

Bank of America 2022 Global Metals, Mining and Steel Conference

The Bank of America conference is where leading investors and senior company executives will discuss business conditions and strategies, and evaluate global markets. Ana Cabral-Gardner, Co-Chairman and Co-CEO, will participate in the lithium panel “Supply in Focus. Can Supply Really Increase 5x?” at the conference in Miami Beach, FL. The presentation is scheduled for 12:05 p.m. Pacific Time / 3:05 p.m. Eastern Time on May 18, 2022.

In addition to the presentation, the Company will be hosting one-on-one and small group meetings throughout the day.

Canaccord Genuity Global Metals and Mining Conference

The Canaccord conference brings together standout companies across the diverse and vital industry of metals and mining. Ana Cabral-Gardner, Co-Chairman and Co-CEO, will participate in the panel “Looking Beyond China for Refined Lithium Chemicals” at the conference in Palm Desert, CA. The panel is scheduled for 9:45 a.m. Pacific Time / 12:45 p.m. Eastern Time on May 16, 2022.

In addition to the presentation, the Company will be hosting one-on-one and small group meetings throughout the day.

Itaú BBA LatAm CEO Conference

The Itaú BBA conference brings together CEO’s of leading companies operating in Latin America on May 12th, 2022. Ana Cabral-Gardner, Co-Chairman and Co-CEO, will be participating in the Itaú BBA LatAm CEO Conference in New York, NY and will be hosting one-on-one and group meetings throughout the day.

AGM Details

The AGM will be held by virtual only meeting via live audio webcast online on Thursday, June 30, 2022. Subject to certain exceptions, only Shareholders of record at the close of business on May 31, 2022 will be entitled to vote at the AGM. Details on virtual attendance and voting will be included in the management information circular, the form of proxy, and other related materials (the “Meeting Materials”) which will be provided to Shareholders in early June. Shareholders who are planning to vote ahead of the AGM must submit their proxy voting instructions to Computershare no later than 11:00 a.m. Eastern Time on Tuesday, June 28, 2022.

The Meeting Materials will also be available to view at Sigma Lithium’s profile on SEDAR at www.sedar.com as well as in the Investor Section of Sigma Lithium’s website at https://www.sigmalithiumresources.com/.

ABOUT SIGMA LITHIUM CORPORATION

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a Canadian company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma is currently in construction at its wholly owned Grota do Cirilo Project in Brazil, which includes a state-of-the-art, green-tech processing plant that uses 100% renewable energy, 100% recycled water and 100% dry-stack tailings. The project also represents one of the largest and highest-grade hard rock lithium spodumene deposits in the Americas. Since inception, Sigma has devoted itself to strong ESG practices, from its ongoing support of local communities to its goal of achieving net zero by 2024. For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
(Toronto) +1 (604) 706-1087
jamie.flegg@sigmaca.com

Vítor Ornelas, Manager, Corporate Development & Investor Relations
vitor.ornelas@sigmaca.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to the general business and operational outlook of the Company, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; the military conflict in Ukraine and related sanctions; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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